Exhibit 99.1

Lottery.com Enters MOU with MSL to Offer U.S. Lottery Products in Ukraine

AUSTIN, Texas, Feb. 8, 2021 (GLOBE NEWSWIRE) -- Lottery.com (the “Company”), a leading online platform to play the lottery online or from a mobile device, continues its international expansion and has announced that it has entered into an MOU for cooperation with MSL, a Ukrainian state lottery operator, to offer select Lottery.com products in the Ukraine. This announcement comes on the heels of the Company reaffirming its intent to sign a definitive agreement for a business combination with Trident Acquisitions Corp. (NASDAQ: TDACU, TDAC, TDACW) by mid-February 2021. Select products from the Company will be available both physically and electronically, when approved by Ukrainian legislation, and will be in accordance with current and upcoming compliance requirements of the Ukrainian legislation on lotteries.

MSL, a member of the European Association of State Lotteries, is the largest state lottery operator in Eastern Europe. This agreement will make MSL the exclusive distributor of select Lottery.com products in the Ukraine. Ukraine has a population of about 45 million people, with an estimated gambling market of approximately one billion euros (€1,000,000,000 EUR).

“MSL is an expert and leader in the lottery space in Ukraine. We are grateful to be partnered with such an established powerhouse in the lottery and gaming industry and very excited to expand into the Eastern European market,” said Tony DiMatteo, Chief Executive Officer of Lottery.com.

Lottery.com has been actively working on expanding its international presence and along with other expansion announcements made earlier this year, plans to announce more territories in the coming weeks.

On November 19, 2020, Lottery.com announced a binding letter of intent to combine with Trident Acquisitions Corp. (NASDAQ: TDACU, TDAC, TDACW), which would make Lottery.com a publicly-traded company on The Nasdaq Stock Market.

About Lottery.com

Lottery.com is an Austin, TX-based company enabling consumers to play state-sanctioned lottery games from their home or on the go in the US, and select lottery products internationally. The Company works closely with state regulators to advance the lottery industry, providing increased revenues and better regulatory capabilities, while capturing untapped market share, including millennial players. Lottery.com is also gamifying charitable giving to fundamentally change how nonprofits engage with their donors and raise funds. Through their WinTogether.org platform, they offer charitable donation sweepstakes to incentivize donors to take action by offering once in a lifetime experiences and large cash prizes.

Important Information and Where to Find it

In connection with the proposed business combination, Trident Acquisitions Corp. (“Trident”), expects to file a preliminary proxy statement (the "Proxy Statement") with the SEC for the solicitation of proxies from Trident's shareholders. Additionally, Trident and Lottery.com Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the proxy statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident's shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident's executive officers and directors in the solicitation by reading Trident's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Lottery.com Contact:

Cody Billingsley

(512) 537-5713

cody@lottery.com